Exhibit 99.1
MediWound Reports First Quarter 2021 Financial Results

First Quarter Revenues of $5.8 Million, an Increase of 32% Year-over-Year

Conference call begins today at 8:30 am ET

YAVNE, Israel, May 5, 2021 -- MediWound Ltd. (Nasdaq: MDWD), a fully-integrated biopharmaceutical company focused on next-generation bio-therapeutics solutions for tissue repair and regeneration, today announced financial results for the first quarter ended March 31, 2021.

First Quarter and recent weeks Financial and Business Highlights:

•
Total revenues for the first quarter of 2021 were $5.8 million, an increase of 32% compared with the first quarter of 2020, primarily driven by the procurement of NexoBrid® by the Biomedical Advanced Research and Development Authority (BARDA)

•	Cash and short-term investments of $17.9 million as of March 31, 2021, compared with $21.6 million as of December 31, 2020

•	Hosted an Analyst Day on March 30 highlighting EscharEx® as an enzymatic debridement agent for chronic wounds featuring presentations by key opinion leaders.

•	Enrolled the first patient in phase 2 pharmacology study of EscharEx, with data expected in the second half of 2021

•
Submitted a protocol to the U.S. Food and Drug Administration (FDA) for a phase I/II clinical study of MWPC005 for the treatment of basal cell carcinoma; study initiation is planned for the second quarter of 2021

•	Received marketing approval for NexoBrid in Chile and the Republic of China (Taiwan) and continue global expansion strategy with new distribution agreements in Europe and Asia

“This quarter was one of continued progress across the board, highlighted by the continued revenue growth and NexoBrid global expansion, the enrollment of the first patient in our phase 2 pharmacology study of EscharEx, and the initiation of a new clinical program in non-melanoma skin cancer,” said Sharon Malka, Chief Executive Officer of MediWound. “We were proud to host an analyst day webinar in March on EscharEx, featuring four prominent key opinion leaders who discussed the current U.S. wound debridement practices and how EscharEx, upon approval, has the potential to change current standard of practice and care of chronic wounds. We continue to advance our U.S. phase 2 adaptive design study of EscharEx for the treatment of venous leg ulcers and look forward to an interim assessment later this year. Finally, we remain focused on continuing to drive revenue growth and further strengthen our company."

First Quarter Financial Results

Revenues for the first quarter of 2021 were $5.8 million, compared with $4.4 million for the first quarter of 2020, an increase of 32%. Revenues from products and licenses in the first quarter of 2021 were $2.9 million, an increase of 300% compared to the first quarter of 2020, primarily driven by the procurement of NexoBrid by BARDA for emergency response preparedness and sales increase outside the U.S.

Gross profit for the first quarter of 2021 was $2.4 million, or 41% of net revenues, compared to a gross profit of $1.2 million, or 28% of net revenues for the first quarter of 2020.

Research and development expenses for the first quarter of 2021, were $2.2 million, compared with $1.7 million for the first quarter of 2020. The increase was a result of EscharEx clinical development program.

Selling, general and administrative expenses for the first quarter of 2021 were $2.1 million, compared with $1.7 million in the first quarter of 2020 as a result of directors and officer’s insurance cost increase. As a percentage of revenues, selling, general and administrative expenses for the first quarter decreased from 39% in the first quarter of 2020 to 36% for the first quarter of 2021.

Operating loss for the first quarter of 2021 was $1.9 million, reflecting a 13% decrease in operating loss compared to the $2.2 million in the first quarter of 2020.

The Company posted a net loss of $2.9 million, or $0.10 per share, for the first quarter of 2021 compared with a net loss of $2.5 million, or $0.09 per share, for the first quarter of 2020.

Adjusted EBITDA, as defined below, for the first quarter of 2021 was a loss of $1.3 million, compared with a loss of $1.8 million for the first quarter of 2020, reflecting a decrease in adjusted EBIDTA loss of 28%.

Balance Sheet Highlights

As of March 31, 2021, MediWound had $17.9 million in cash and short-term investments, compared with $21.6 million as of December 31, 2020, and no debt. MediWound remained on budget, utilizing $3.7 million in the first quarter of 2021 for its operational activities. The Company expects cash use for 2021 to be in the range of $5.0 to $7.0 million.

Conference Call

MediWound management will host a conference call for investors today, Thursday, May 5, 2021 beginning at 8:30 a.m. Eastern Time to discuss these results and answer questions.  Shareholders and other interested parties may participate in the conference call by dialing 877-602-7189 (in the U.S.)  1 809 315 362 (Israel), or 678-894-3057 (outside the U.S. & Israel) and entering passcode 3496059. The call also will be webcast live on the Company’s website at http://ir.mediwound.com/events-and-presentations.

A replay of the call will be available on the Company website for 90 days at www.mediwound.com.

Non-IFRS Financial Measures

To supplement consolidated financial statements prepared and presented in accordance with IFRS, the Company has provided a supplementary non-IFRS measure to consider in evaluating the Company's performance. Management uses Adjusted EBITDA, which it defines as earnings before interest, taxes, depreciation and amortization, impairment, one-time expenses, restructuring and share-based compensation expenses.

Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with IFRS, we believe the non-IFRS financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not believe are reflective of our ongoing operating results when budgeting, planning and forecasting and determining compensation, and when assessing the performance of our business with our  senior management.

However, investors should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with IFRS. In addition, because Adjusted EBITDA is not calculated in accordance with IFRS, it may not necessarily be comparable to similarly titled measures employed by other companies. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

About MediWound Ltd.

MediWound is a biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. Our strategy is centered around our validated enzymatic platform technology, focused on next-generation bio-active therapies for burn and wound care and biological medicinal products for tissue repair.

NexoBrid, our first commercialized biological product for non-surgical and rapid eschar removal of deep, partial and full-thickness thermal burns without harming viable tissue, is currently marketed in the European Union and other International markets. On June 29, 2020, a biologics license application (BLA) was submitted to the U.S. FDA and was assigned a Prescription Drug User Fee Act (PDUFA) target date of June 29, 2021. NexoBrid is supported by U.S. Biomedical Advanced Research and Development Authority (BARDA).

EscharEx, our next-generation bioactive topical therapeutic under development in the U.S. for debridement of chronic and hard to heal wounds. In two Phase 2 studies, EscharEx was well-tolerated and has demonstrated safety and efficacy in the debridement of various chronic and other hard-to-heal wounds, within a few daily applications. MediWound’s third innovative product candidate, MWPC005, is a topical drug under development for the treatment of non-melanoma skin cancer. Committed to innovation, we are dedicated to improving quality of care and patient lives. For more information, please visit www.mediwound.com.

About BARDA

Funding and technical support for development of NexoBrid including the expanded access treatment protocol (NEXT), the pivotal Phase 3 pediatric clinical study (CIDS) and the marketing approval registration process for NexoBrid in the U.S. is provided by the Biomedical Advanced Research and Development Authority (BARDA), under the Assistant Secretary for Preparedness and Response (ASPR), within the U.S. Department of Health and Human Services (HHS), under ongoing USG Contract No. HHSO100201500035C. Additional projects for evaluation of NexoBrid funded under the BARDA contract include randomized, controlled pivotal clinical trial for use in adults population, establishment of a pre-emergency use data package and development of the health economic model to evaluate the cost savings impact to enable market adoption in the United States and readiness for emergencies. For more information, refer to www.phe.gov/about/BARDA.

Cautionary Note Regarding Forward-Looking Statements
MediWound caution you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements.  Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the anticipated progress, development, study design, objectives anticipated timelines, expectations and commercial potential of our products and product candidates. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; risks related to our contracts with BARDA; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations and the impact of the COVID-19 pandemic.  For example, we are unable to predict how the pandemic will affect the overall healthcare infrastructure, including the ability to recruit patients, the ability to conduct the studies in medical sites and the pace with which governmental agencies, such as the FDA, will review and approve regulatory submissions. Additional government-imposed quarantines and requirements to “shelter at home” or other incremental mitigation efforts also may impact our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission (“SEC”) on February 25, 2021, Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time.  These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law

Contacts:	Jeremy Feffer
Boaz Gur-Lavie	Managing Director
Chief Financial Officer	LifeSci Advisors
MediWound Ltd.	212-915-2568
ir@mediwound.com	jeremy@lifesciadvisors.com

MediWound, Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,		December 31,
	2021	2020	2020
	Unaudited		Audited
Cash, cash equivalents and short term deposits	17,862	27,311	21,584
Accounts and other receivable	5,574	3,540	3,229
Inventories	1,470	2,004	1,380
Total current assets	24,906	32,855	26,193

Property, plant and equipment, net	2,694	2,339	2,630
Right of use assets, net	1,747	2,191	1,884
Intangible assets, net	347	413	363
Total long term assets	4,788	4,943	4,877

Total assets	29,694	37,798	31,070

Current maturities of long-term liabilities	1,884	1,417	1,750
Trade payables and accrued expenses	3,258	3,423	2,992
Other payables	5,172	5,843	3,524
Total current liabilities	10,314	10,683	8,266

Deferred revenues	693	1,018	1,234
Liabilities in respect of Israeli Innovation Authority grants net of current maturities	7,275	6,942	7,267
Liabilities in respect of purchase of shares net of current maturities	4,733	4,097	4,998
Lease liabilities, net of current maturities	1,590	1,905	1,741
Severance pay liability, net	273	264	292
Total long term liabilities	14,564	14,226	15,532

Shareholders' equity	4,816	12,889	7,272
Total liabilities & shareholder equity	29,694	37,798	31,070

MediWound, Ltd.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)
U.S. dollars in thousands

	Three months ended
	March 31,
	2021	2020

Revenues	5,847	4,438
Cost of revenues	3,431	3,208
Gross profit	2,416	1,230
Operating expenses:
Research and development	2,242	1,719
Selling, general and administrative	2,095	1,717
Operating loss	(1,921)	(2,206)
Financial income	11	239
Financial expense	(941)	(494)
Loss for the period	(2,851)	(2,461)

Foreign currency translation adjustments	11	8
Total comprehensive loss	(2,840)	(2,453)

Basic and diluted loss per share:
Net loss per share	(0.10)	(0.09)
Weighted average number of ordinary shares used in the computation of basic and diluted loss per share:	27,237	27,211

ADJUSTED EBITDA
U.S. dollars in thousands

	Three months ended
	March 31,
	2021	2020
Loss for the period	(2,851)	(2,461)
Adjustments:
Financial expenses, net	(930)	(255)
Depreciation and amortization	(273)	(268)
Share-based compensation expenses	(384)	(173)
Total adjustments	(1,587)	(696)
Adjusted EBITDA	(1,264)	(1,765)

MediWound, Ltd.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
U.S. dollars in thousands

	Three months ended
	March 31,
	2021	2020
Cash Flows from Operating Activities:
Net loss	(2,851)	(2,461)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Adjustments to profit and loss items:
Depreciation and amortization	273	268
Share-based compensation	384	173
Revaluation of liabilities in respect of IIA grants	275	198
Revaluation of liabilities in respect of purchase of shares	152	152
Revaluation of lease liabilities	(44)	(36)
Increase (decrease) in severance liability, net	(10)	21
Financing income	(11)	(110)
Unrealized foreign currency (gain) loss	256	79
	1,275	745
Changes in asset and liability items:
Decrease (increase) in trade receivables	(2,407)	897
Increase in inventories	(45)	(391)
Decrease in other receivables	37	99
Increase (decrease) in trade payables & accrued expenses	272	(645)
Increase (decrease) in other payables & deferred revenues	806	(47)
	(1,337)	(87)
Net cash used in operating activities	(2,913)	(1,803)

Cash Flows from Investment Activities:
Purchase of property and equipment	(218)	(144)
Interest received	35	3
Proceeds from short term bank deposits, net of investments	4,006	2,992
Net cash provided by investing activities	3,823	2,851

Cash Flows from Financing Activities:
Repayment of lease liabilities	(131)	(160)
Repayment of IIA grants	(180)	(66)
Net cash used in financing activities	(311)	(226)

Exchange rate differences on cash and cash equivalent balances	(291)	(83)
Increase in cash and cash equivalents	308	739
Balance of cash and cash equivalents at the beginning of the period	17,376	7,242
Balance of cash and cash equivalents at the end of the period	17,684	7,981